

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via E-Mail
James J. Sullivan
Executive Vice President, General Counsel and Secretary
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 700
Irvine, CA 92612

> **Re: Quality Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 25, 2012**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed June 26, 2012**
> **File No. 001-12537**

Dear Mr. Sullivan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on June 25, 2012

General

1.   Please update the proxy statement throughout to reflect the filing of Mr. Ahmed Hussein's proxy statement on June 28, 2012. Currently, the disclosure throughout speaks to Mr. Hussein's stated intentions to nominate a slate of candidates.

2.   Where your proxy statement addresses the mechanics of cumulative voting "if there is a contested election," update to reflect that there is currently a contest given Mr. Hussein's proxy filing and his nomination of an alternate slate of directors. Provide additional

details about how you will allocate votes in order to prioritize the election of the maximum number of your director candidates. Consider using an example to illustrate how allocation will work and when it will apply. For example, can you allocate only if a shareholder marks the "for all" box on the proxy card? If so, does your ability to allocate mean that the proxy may be used to apply all votes to one or a few of your nominees only? See additional comments below.

3.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, your statements on page 6 that "the expected benefits of the Settlement Agreement were not achieved," and Mr. Ahmed Hussein "has continued to cause the Board to focus its time and attention on grievances concerning alleged director/management conspiracy," appear to be beliefs or opinions, as opposed to supportable factual statements.

4.   Support for any statements of fact, such as the earnings and revenue figures that appear in your proxy materials, must appear in the materials themselves or be provided supplementally to the staff. At a minimum, in your response letter, provide cites to the periodic reports or other filings in which such figures are reported.

5.   With respect to nominees other than Mr. Hussein himself, describe why you recommend a vote against these individuals. The disclosure in your proxy statement is generally focused on the purported shortcomings of Mr. Hussein and, to a much lesser extent, Mr. Brennan, but remains unclear as why you are recommending shareholders not vote for Mr. Hussein's other nominees.

Election of Directors, page 4

6.   Explain why you are nominating only eight persons for a board consisting of nine positions. Revise the proxy statement to make clear that since you are nominating only eight individuals, at least one of Mr. Hussein's nominees will be elected to the board and shareholders granting you a proxy will be disenfranchised as to the remaining director slot.

7.   Please revise the "Hussein's Failure to Abide by the Settlement Agreement" section on page 5 to clarify what time period your disclosure is in reference to. It appears this section is placed chronologically as to events prior to the 2008 annual meeting, as the language is nearly identical to your definitive proxy statement filed on August 4, 2008, but it is unclear because the statements could refer to recent or ongoing actions. Also, the disclosures focuses on Mr. Hussein's failure to abide by the terms of the settlement, but does not offer any context as to whether there was an existing dispute or allegation from Mr. Hussein that the board violated the settlement agreement as well. Please revise as appropriate.

8.   See our first comment above. In light of the filing of Mr. Hussein's preliminary proxy statement on Schedule 14A on June 27, 2012, please revise to update the "Hussein's Recent SEC Filings" section on page 7. Further, please revise the third paragraph of page 4 to affirmatively indicate that a proxy statement has been filed to solicit in opposition to management, as opposed to the current disclosure of "[i]n circumstances where there is a contested election …."

Our Board's Response, page 6

9.   Explain why the company appointed a Proxy Voting Committee in connection with the upcoming annual meeting. Identify the members of this Committee and describe specifically how they will determine how the proxies received will be voted (other than simply to maximize the number of management nominees to be elected to the board of directors). That is, in exercising their discretionary authority to cumulate votes for proxies received, state the order of priority of candidates to which the votes will be allocated. If not known at this time, describe in detail how this determination will be made.

10.   Please revise to provide the basis for your belief that Mr. Brennan's "relationship with Mr. Hussein calls into question his independence from Mr. Hussein …," as disclosed on page 7. We note that you do not provide any disclosure of difficulties or disruptions from Mr. Brennan or his failure to perform his duties adequately as a board member. Further, other than his original nomination as part of Mr. Hussein's nomination slate in 2008, it is unclear what relationship you are referring to and why it causes concern for the majority of the board.

Proxy Card

11.   Please revise the form of proxy card to clearly mark it is a preliminary copy. Please refer to Rule 14a-6(e)(1).

12.   Please revise proposal 3 in your form of proxy card to clarify that you seek an advisory vote to approve the compensation of your named executive officers. Please refer to Rule 14a-21 and Compliance and Disclosure Interpretation Question 169.07 of Exchange Act Rules for further guidance

Additional Soliciting Material filed pursuant to Rule 14a-12 Filed June 26, 2012

13.   We note that you have several statements that appear to be opinions or beliefs, but are not identified as such. Please confirm in future filings that you will characterize such

statements as opinion or beliefs. We cite the following non-exhaustive examples of statements or assertions of your beliefs or opinions:

- Mr. Hussein is planning to engage in a "costly proxy contest in an attempt to seize control of the board."

- "He has consistently failed in these attempts, and has a long history of disruptive behavior in the boardroom."

14. You describe Mr. Hussein's prior attempts to nominate candidates to the Board as failures, but this appears inconsistent with the disclosure in your preliminary proxy statement. On pages 5 and 6 of your preliminary proxy statement, you indicate that at least some of Mr. Hussein's nominees were elected to the board in 2005, that he reached a settlement agreement for the board to nominate 3 of his nominees in 2006, and 2 of his nominees won board seats in 2008. In future filings, provide a more balance discussion of Mr. Hussein's past efforts in nominated and seating his director nominees.

15. Your proxy materials contain specific projections about the about future performance of Quality Systems. For example, we note the following statement: "For fiscal 2013, we expect that revenues will increase in the 20-24% range and we expect earnings per share to grow by 20-25%. Please provide support for these very specific projected figures by describing the assumptions underlying them, including any limitations on those assumptions or other factors that may cause them not to be realized. You may include such support in the proxy statement itself, or in revised additional proxy materials. Please revise and advise how you will make the necessary changes.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions